UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2014

Golar LNG Limited
(Translation of registrant’s name into English)
Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2013 RESULTS

Highlights

•	Golar LNG (“Golar” or the “Company”) reports a fourth quarter 2013 (“fourth quarter”) net income of $4.3 million (including a non-cash gain of $13.2 million on interest rate swaps).

•	EBITDA* generated in the quarter amounts to a loss of $5.5 million.

•	The Company takes delivery of the Golar Seal (“Seal”) and Golar Celsius (“Celsius”) in October.

•	LNG carrier Golar Arctic completes scheduled drydock during November on time and budget.

•
Golar agrees to sell its interest in the floating storage and regasification unit (“FSRU”) Golar Igloo to Golar LNG Partners (the “Partnership” or “Golar Partners”) for $310 million, subject to certain closing conditions.

•
Golar Partners completes its fourth follow-on equity offering raising net proceeds of $150 million. Concurrent to this public offering, Golar sells 3.4 million of its common units representing limited partner interests in Golar Partners raising net proceeds of $98.9 million.

•	Gimi proceeds to layup in Far-East.

•	Spot and short term chartering market becomes challenging driven by production shutdowns and an increasing number of available vessels.

•	Board maintains dividend at $0.45 for the quarter.

* Adjusted EBITDA is defined as earnings before interest, depreciation and amortization equal to operating income plus depreciation and amortization.

Subsequent events

•	EPC contract negotiations for the floating liquefaction vessel conversion in final stages.

•	The company concludes financing for four of its remaining five unfinanced newbuilds.

•	FSRU Golar Igloo (“Igloo”) delivers from yard on February 5 and proceeds toward Kuwait for delivery into five year charter arrangement.

Financial Review

Following the deconsolidation of Golar Partners, effective December 13, 2012, the operating income of Golar LNG excludes the operating results of Golar Partners. Accordingly, the vessels remaining within the Company at year-end are represented by the seven carriers which have not yet been dropped down to Golar Partners including two recently delivered newbuilds, Golar Seal and Celsius together with the Golar Arctic and Viking (both modern operational vessels) and Golar Gandria, Gimi and Hilli (each first generation vessels currently in layup pending conversion projects). Costs incurred by Golar include, primarily, direct operating costs of these seven vessels, general and administration costs, expenses related to the build-up in officer ranks for its eleven remaining newbuilds and project related expenses for prospective FLNG and FSRU projects.

Golar LNG Limited Results
The Company’s fourth quarter results show a negative EBITDA of $5.5 million. Operating revenue at $17.3 million was in line with the third quarter 2013 (the “third quarter”) at $17.0 million. Lost earnings as a result of the scheduled drydocking of the Golar Arctic during November were offset by increased earnings from the Golar Viking which was on hire for 58 days in the quarter compared to just 19 days in the third quarter. Neither the Seal nor the Celsius contributed to fourth quarter operating revenues. Voyage costs increased from $5.0 million in the third quarter to $5.7 million in the fourth quarter. Whilst neither Seal nor Celsius contributed to revenue during the quarter, incremental voyage costs from these vessels were also minimal, illustrating their relative fuel efficiency. Vessel operating costs increased $2.3 million from $9.8 million in the third quarter to $12.1 million in the fourth quarter with the increase almost entirely attributable to the newly delivered Seal and Celsius, both of which commenced operations in October. Administrative expenses dropped from $5.6 million in the third quarter to $5.0 million this quarter with most of the reduction due to lower project costs. Depreciation and amortization increased from $8.6 million in the third quarter to $10.6 million in the fourth quarter with the increase reflecting pro-rated depreciation for the two newbuilds delivered during the quarter. Collectively, the above contributed to a fourth quarter net operating loss of $16.5 million.

The contribution to the Company’s net income deriving from the operating results of Golar Partners comes largely in the form of dividend income on common units, its general partner stake and incentive distribution rights, which collectively totalled $8.0 million for the fourth quarter. Dividend income shown in the income statement does not include cash received in respect of the Company’s ownership of the Partnership’s subordinated units. When all classes of ownership are taken into account, the aggregate underlying cash dividend received during the fourth quarter of 2013 is $16.4 million which is in line with that received in the third quarter.

Interest expense on secured debt and corporate borrowings has been capitalised. During October we drew down $256.4 million from the $1.125 billion newbuilding facility in respect of the Seal and Celsius. Despite the addition of these two new facilities, interest expense is $nil this quarter. Other financial items of $5.2 million relate primarily to non-cash gains on interest rate swaps.

Golar Group-wide Results - Includes Consolidation of Golar Partners (refer Appendix A)
As the operating performance of Golar Partners has such a material impact on the Company’s overall financial outcome and in response to investor requests, the following review of the fourth quarter also considers group wide results (i.e. including Golar Partners). Following the IPO of the Partnership by the Company (together “the Golar Group”) and subsequent dropdowns of a large portion of Golar’s operating fleet, the majority of the operating vessels in the Golar Group now reside in Golar Partners. Based on fourth quarter operating results of the Company and Golar Partners, 90% of the aggregate net time charter revenue is sourced from vessels that are operating within Golar Partners’ corporate structure. Following a steady performance from the Golar Partners fleet which once again reported full utilisation, group wide revenues at $103.9 million were in line with third quarter operating revenue of $103.1 million. Similarly, operating expenses for Golar Partners were in line with the previous quarter. As a result a $2.2 million increase in group-wide operating costs from $20.8 million in the third quarter to $23.0 million in the fourth quarter is also primarily due to the addition of the Seal and Celsius to the Golar fleet. Costs associated with the ramping up of the officer program for the remaining newbuild fleet were in line with the prior quarter. Voyage and commission expenses at $7.0 million increased by $1.3 million over the prior quarter and reflect Golar’s increased exposure to a weakening spot market. The increase in unscheduled offhire following delivery of the Seal on October 3 and the Celsius on October 31, both of which were offhire for the remainder of the fourth quarter contributed to a further reduction in group wide Time Charter Equivalent (“TCE”) earnings from $96,220 per day in the third quarter to $84,773 in the fourth quarter.

Underlying administration expenses (i.e. non-project related) of $5.2 million are higher than the previous quarter at $4.0 million with most of the increase attributable to advisory, legal and professional fees. Project related expenses on the other hand decreased from $2.6 million in the third quarter to $1.4 million in the fourth quarter, the fall being attributable to the reduction in FLNG FEED study costs.

Net financial expenses at $10.3 million are higher than the third quarter’s $9.8 million mainly as a result of the disposal of the Company’s share of the Partnership’s high yield bond and therefore its related interest expense no longer eligible for consolidation. Other Financial Items posted a fourth quarter gain of $6.4 million and consist mainly of non-cash mark to market valuation of interest rate swap gains. This compares to a $16.4 million loss in the third quarter.

Financing

Sale of interests in Golar Partners High Yield Bond
In September 2012 the Company participated in the Golar Partners 6.485% high yield bond by subscribing to NOK 200 million of the NOK 1,300 million issued. On November 5, 2013, Golar realised this stake in a private placement with DnB and Nordea for NOK 205 million. Proceeds received from this sale amounted to $34.5 million and a $0.8 million gain on sale of investments was recorded under other non-operating income.

Golar Partners fourth follow-on equity offering and Golar’s concurrent secondary offering
Golar Partners closed its fourth post IPO public offering of 5,100,000 common units on December 5, 2013 at a price of $29.10 per common unit. Golar GP LLC, the Partnership's general partner, maintained its 2% general partner interest by subscribing to 104,082 common units in a concurrent private placement, also at a price of $29.10 per unit. Concurrent to this offering Golar sold 3,400,000 common units, representing limited partner interests in the Partnership. Net proceeds to Golar from this secondary offering were $98.9 million and this will be used to create liquidity which potentially can be used to develop the Company’s floating LNG production business. Following the closing of the limited partner units, the Company owns 8,838,096 common units and 15,949,831 subordinated units representing a 39.4% ownership interest in the Partnership. In addition, by virtue of its ownership of the General Partner which owns 1,257,408 units, the Company's total ownership interest in the Partnership now stands at 41.4%. As of February 27, 2014, the value of this investment was approximately $776.4 million.

Company enters into agreement for sale of Golar Igloo to Golar Partners
On December 5, 2013, the Company entered into an agreement to sell its interest in the company which owns and operates the Igloo to Golar Partners for $310 million. This transaction, which remains subject to certain closing conditions expected to be finalised before March 31st, will enable Golar Partners to increase its annual distribution by between $0.09 and $0.11 effective from the second quarter of 2014. Proceeds from the sale will be applied against the remaining interim instalments of the Company’s newbuild program and create further liquidity which can be used for working capital, dividends and to develop its floating LNG production business. Once again, the Company’s share of the distribution from Golar Partners will also increase disproportionately by virtue of its ownership of all of the Incentive Distribution Rights. The Company receives 25% of incremental distributed cashflow when distributions per unit are between $1.9252 and $2.31 (on an annualized basis) in addition to its distributions received per common and subordinated unit held. When distributions per unit increase above $2.31 this incentive distribution will increase to 50% of incremental distributed cashflow. The Company expects to reach such a level within the next twelve months.

Four-unit financing facility
The Company executed a four ship sale and leaseback transaction with ICBC Financial Leasing Co. Ltd. (“ICBCL”) during February. The financing structure will fund 90% of the shipyard purchase price of each vessel. At funding, vessels will be simultaneously bareboat chartered by the Company at a fixed rate for a firm period of 10 years. Consistent with the eight-unit $1.125 billion financing agreement executed last year, the lease is not reliant on long-term charters being in place. Under the leasing structure, the Company also has options to purchase the vessels after the fifth anniversary of the financing.

As with the eight-unit facility, the Company had entered into interest rate swaps in 2012 in anticipation of financing being put into place which enabled the Company to secure very competitive hedging rates to limit its interest exposure. This means that the cost of the lease agreement including an exercise of the purchase option, remains competitive with an all in financing cost at a level lower than Libor + 300bps.
To date $1.29 billion of the total $2.74 billion newbuilding capital expenditure has been paid. Of this $417.7 million has been funded by drawdowns against the $1.125 billion facility. Taking into account the $707.3 million undrawn balance of the $1.125 billion facility, the company was previously looking at an unfunded balance of $742.7 million to fully satisfy its newbuilding programme. Proceeds from the ICBCL facility will now materially cover this unfunded balance. The Company does not expect to raise any additional equity to finance its newbuilding program.

Corporate and other matters

FSRU activities
On February 5th 2014 the Company took delivery of its fifth FSRU, the 170,000cbm, 5.0 MMTPA regasification capacity Golar Igloo. The Igloo is under long term contract to Kuwait National Petroleum Company (“KNPC”). With an initial term of five years, the contract contemplates the provision of portside FSRU services for nine months of the year. For the remaining three months the vessel is free to pursue spot carrier and other short term business opportunities. With a total contract value of approximately $213 million covering both capital and operating elements over five years, Golar expects to supplement these earnings with additional hire payments during the winter months each year. The charter is expected to commence on March 1st, 2014.

Construction of the 160,000 cubic metre FSRU Golar Eskimo is proceeding according to plan and will complete at the end of 2014 in advance of the scheduled early 2015 commencement of service in Aqaba, Jordan.

Golar continues to actively market the 170,000cbm FSRU Golar Tundra. The Board is optimistic that the Company will be able to secure a long term charter for the FSRU this year.

Newbuild Deliveries
On October 3rd the Company took delivery of its first Samsung built, TFDE LNG carrier, the Golar Seal. Its second LNG carrier the Golar Celsius was delivered on October 31st. Both vessels have been financed through the $1.125 billion facility with approximately 65% leverage equal to $128 million per ship. During January, the Seal commenced and completed her maiden voyage. The Celsius remains idle off Singapore. The Samsung built FSRU Golar Igloo delivered on February 5th has also been financed under the $1.125 billion dollar facility, also at approximately 65% leverage which equates to $161.3 million.

Today, the current global LNG fleet consists of approximately 363 vessels (excluding FSRUs and vessels less than 18,000cbm). The fleet can generally be grouped into three major categories.

1.	Approximately 53 old steam powered ships built before 1996. Size up to 130.000 m3 with boil off of around 0.25%.

2.	Approximately 289 modern steam ships built between 1997 and 2010. Size between 130.000 m3 and up to Q-Flex/Q-Max sizes; boil off around 0.15%.

3.	Approximately 21 modern tri-fuel ships built after 2010. Size around 165,000 m3; boil off around 0.1%.

Measured with respect to size, boil off and fuel consumption we estimate that the benefits accruing to the charterer of a tri-fuel vessel relative to a modern steam vessel equate to approximately $30,000-$40,000 per day. Furthermore, the benefit of a tri fuel vessel relative to an old steam vessel will be in the region of $50,000 per day. Additionally, the modern tri fuel ships are capable of sailing at up to 17 knots under natural boil-off conditions (rather than 15 knots for much of the existing fleet). Inevitably, such competitive advantages will make the Company’s newbuild fleet more attractive to potential charterers even in a near-term market that is long on shipping.

During idle time, the Company is exposed to fuel costs on vessels that would otherwise be covered by Charterers when the vessels are under contract. The Company incurs fuel costs (in addition to normal operating expenses) of approximately $6,000-$7,000/day at current bunker prices for a warm tri-fuel vessel waiting to go on hire. By contrast, modern steam vessels will consume approximately $19,000 worth of fuel while idling. Furthermore, Golar is carrying significant crewing capacity in anticipation of the full roll-out of its newbuild fleet. The material operational benefits and savings to charterers of the tri-fuel fleet are something that the Company is actively marketing to underline their competitiveness in this soft shipping market.

Viking and Gimi
Golar Viking secured a voyage charter in November but suffered from material downtime in the quarter. Having completed some routine maintenance, the vessel is now well positioned and available for charter. As indicated last quarter, spot and short-term market conditions did not support profitable trading of the 1976 built 125k cbm Gimi. In response, this vessel proceeded from the Mediterranean to layup in the Far-East during the fourth quarter where she will be conveniently located pending the firming up of FLNG conversion opportunities.

Drydockings
Golar Arctic completed her second five year special survey during November. The drydocking was completed in 17.5 days. During 2014, the only Golar vessel scheduled for drydocking is the Golar Viking.

Shares and options
During the quarter 42,815 options were exercised. As at December 31, 2013 there are 497,144 remaining options. The total number of shares outstanding in Golar excluding options as at December 31, 2013 is 80,579,295.

Dividend
The Board finds the fourth quarter performance and in particular the initial trading record of the Seal and Celsius disappointing. Despite this, the Board has decided to hold the dividend at $0.45 cents. As previously stated, the Board sees the dividend as an important part of the compensation to shareholders and extensive stress tests on the Company’s operation and liquidity position based on very low short term spot earnings for the Company’s newbuildings support this position.

The record date for the dividend will be March 12, ex-dividend date is March 10 and the dividend will be paid on or about March 24, 2014.

Floating Liquefaction (“FLNG”)

Negotiations with Keppel Shipyard Limited and Black & Veatch Corporation have been substantially progressed in regard to an EPC contract for conversion of the Hilli to an FLNG vessel using Black & Veatch’s proprietary PRICO® technology. The technical specification has been completed and the parties are presently finalising commercial aspects of the agreement. The Board anticipates that on the current timetable, a firm investment decision and conversion contract signing can be expected within the second quarter of 2014. Results of the FEED study underpin the Company’s contention that the conversion timetable and all-in capital cost will lead to the Golar FLNG vessel being amongst the fastest to deliver and yield highly competitive, low-cost liquefaction solutions for the global market.

Golar is actively marketing the FLNG vessels to several projects and companies. The target is to find a strong strategic partner that has an interest in utilizing one or several vessels to produce LNG from a specific defined gas reserve. Golar has made some progress with respect to this. It is the Company’s target to enter into a binding agreement with respect to construction of a FLNG vessel within the second quarter of 2014. It is, however, uncertain that a final strategic partnership can be concluded within the same time frame. This mismatch significantly increases the risk of the project but also gives the Company more flexibility in optimising its project returns.

It is Golar’s strategy that the value of its ten modern vessels can be maximised by delivering them tied together with the projected FLNG vessels as an integrated package.

Shipping
Charter rates during the fourth quarter continued to soften, and suffered from limited chartering activities. The market remained illiquid and lightly traded. Whilst there were a small number of fixtures at above market rates, earnings were generally dampened by significant idle time.
Current market dynamics are being dominated by a downside scenario on available production volumes combined with the continued addition of new build carriers to the market. As has been discussed previously, LNG carriers typically arrive on time while the associated liquefaction projects are slower to start up. The Board believes that the short-term market will remain weak until the ramp up of new liquefaction capacity begins in late 2014 and early 2015. The Company projects that net balance in the LNG carrier market will again return to a structural long-term deficit in 2015 with the addition of 37 MMTPA of production through 2015 and another 31 MMTPA in 2016. The following table illustrates the timing and origins of this:

	2014	2015	2016
Angola	3.975	1.325	0
Algeria	5.725	2.3	1.175
PNG	3.45	1.725	1.725
Queensland Curtis	4.25	2.125	2.125
Queensland Gladstone	0	3.9	1.95
Indonesia	0.75	1.375	0.875
Malaysia	0	0.6	2.1
Gorgon	0	5.2	5.2
Australia Pacific			2.25
Australia -Whetstone			4.45
Sabine Pass T1-2*			9
(*Of this 9 million tonnes, 4.5 million will likely be ramped-up in 2016)
Recent developments in the Global LNG market continue to strengthen the long-term fundamentals. The US Department of Energy (DOE) has clearly established a slow, but steady, process for granting non-Free Trade Agreement (non-FTA) export licenses. In total, the DOE has now granted over 60 million tonnes of Non-FTA licenses and all of these projects have signed off-take commitments or have credit worthy sponsors. In total, these projects will require over 90 LNG carriers (assuming a mix of European and Asian Deliveries) and the Company believes the DOE will continue to grant new non-FTA export permits at a measured rate.
The US liquefaction build out will be accompanied by new supply areas developing in East Africa and Western Canada and new technology in Floating Liquefaction. These developments will create additional demand for speculative tonnage. In total the Company expects that the long-term LNG carrier market is structurally short by at least 145 vessels (delivered by 2020).
Recent and near-term weakness in the LNG shipping market has led to a sustained decrease in new build orders with last quarter only seeing around 4 orders. The Board believes new build orders will be weak until the short-term market is anticipated to recover in 2015. A limited number of new orders and shipyard capacity constraints combined with increasing long-term demand is likely to make the next up cycle in the shipping market longer and more pronounced. This is reflective of the previous cycle, when, in the two years culminating to 2011, a 43 MTPA increase in Qatari production immediately absorbed excess shipping capacity and created a supply shortage. Spot rates increased by close to $100,000 over a six month period.
In view of this, the Company is not attracted to medium or long term charters in the current low rate environment. Such a strategy might result in additional short term volatility and could lead to reduced short term earnings, However the Company is confident that this trend will promptly reverse when either the market returns to a more profitable status or the integrated FLNG strategy is successful.

LNG Market

Early fourth quarter Far East LNG prices were slightly lower than mid-summer peaks at just below $16/MMBtu however prices rose later in the quarter to around $19/MMBtu (for Jan/Feb delivery) and to over $20/MMBtu in early 2014 as buyers in the Far East secured their additional winter volumes. The main source of these spot volumes was European re-export cargoes, with limited excess volumes available from Atlantic projects and some additional cargoes from Pacific projects also being sold directly to long term customers.
Reports of cargoes being sold at over $16/MMBtu on an FOB basis in the Atlantic around the turn of the year to feed hungry buyers in the Far East and Brazil have been circulating. During October ENARSA/YPF came to the market for a little under 100 cargoes for 2014/2015 delivery into Argentina’s two terminals. The majority of these cargoes were awarded to two European portfolio players, one at each terminal, with a few limited cargoes awarded to other suppliers.
The long-term LNG market continued to remain robust with significant progress at Yamal and in the United States, in addition to the Australia/Pacific production already under construction. The Company expects that annual supply will increase from ~230 million tonnes in 2013 to over 400 million tonnes in 2020. At least 1/3 of this increase will come from high tonne mile producing areas such as the United States.

Outlook

As has been advised in previous guidance provided by the Company, it is clear that the chartering market that has been developing through the latter part of 2013 and early 2014 is very challenging due to increasing length on the supply side and a lack lustre LNG production performance. Overall for 2013, extended planned and unplanned outages in key producing countries (Egypt, Nigeria) and delayed start up in others (Angola) led to a fall in global liquefaction production of approximately 2%. This is on top of the 2% fall that occurred in 2012.
The impact on the carrier market has been significant and exacerbated by the concurrent arrival of a number of newbuilds.

As such, the performance of the Company’s vessels that are not currently under term charter, including the newly delivered TFDE vessels Seal and Celsius has been most disappointing and not acceptable to the Board. Although both the Golar Viking and Seal have seen some level of chartering activity recently, it is clear that the market dynamics that have challenged the Company’s earnings in the current quarter will sustain for the near term. The Company’s trading results so far this quarter reflect a very soft market. We do not anticipate an imminent reversal of this trend and the investing community should expect the Company’s first quarter 2014 results to be in line with the weak results of the fourth quarter of 2013. Upcoming deliveries of the Company’s vessels will be managed with the goal of being as responsive as possible to the realities of the current chartering market while the anticipated arrival of new LNG production capacity is realized.

The Board is pleased that the financing for its newbuild fleet is largely accomplished. Both the eight unit facility as well the newly executed four vessel sale and leaseback transaction with ICBCL were achieved with good pricing relative to the length of the loans. This has helped deliver visibility on the Company’s upcoming cash requirements, and, through stress testing under extreme and largely theoretical scenarios, Golar is confident of its ability to effectively manage through the near term challenges.

Despite the challenging near-term conditions, broker feedback indicates that vessel values are holding firm. This is partly a product of considerable ordering of vessels by other sectors but also highlights the anticipated LNG market dislocation in 2016/17 due to insufficient tonnage arriving, a view also likely shared by the yards. The Company is currently in discussions with the shipyards regarding a renewed delivery schedule for its newbuildings, the outcome of which could lead to some delay in the delivery schedule of the newbuildings.

The Board is also pleased with the continuing improvement of the technical management being provided by the Company’s manager Golar Wilhelmsen who have once again delivered a near-flawless up-time for the Group’s chartered vessels and industry leading safety programmes. We have during the last quarters received strong positive feedback from our customers confirming that they rate our operation with high regard.

The Company continues to pursue its FLNG strategy by developing the necessary preliminary design works and contractual arrangements in order to trigger the construction of the first ever FLNG conversion project. The Board has been pleased to see that the very competitive cost and construction timing which were envisioned at the start of the current efforts have largely remained intact. The Company is actively working on opportunities which total over 15 - 20 MMTPA of equivalent production capacity for potential deployment of Golar’s FLNG vessels. As previously stated, it should be expected that a final conclusion to potentially proceed with the FLNG conversion will be taken during the second quarter.

Finally, the Board is pleased to see the latest chapter in the Company’s long established and highly successful FSRU franchise take shape. Golar has now taken delivery of the Golar Igloo, the Samsung built FSRU which will be delivered to KNPC in Kuwait with the contract set to commence on March 1, 2014. The Company expects to be able to drop down the FSRU to Golar Partners in March 2014. Immediately on dropdown, the Company will see a boost in its liquidity from the sale proceeds. It will also recognise a gain of more than $[40] million excluding working capital adjustments and swap revaluations in its first quarter income statement.

Investors should expect weak results from spot trading for at least the first half of 2014. As additional production delivers in the second half of 2014 and into 2015, an improvement in spot earnings can be expected. Subsequent to delivery of the new building program, the Company will control the most modern and efficient LNG fleet in the world. Combined with a market leading position in the FSRU business, the Company will be uniquely positioned to benefit from the next cyclical upturn. A decision to go ahead with the planned FLNG conversion will transform the Company into a well-positioned, integrated LNG producer which will increase both risk and upside for investors. This risk and upside can be monetized immediately after production start up through effective use of the Golar Partners financial structure.

APPENDIX A - GROUP-WIDE OPERATING PERFORMANCE METRICS - NON GAAP
(Including consolidation of Golar Partners)

	Oct - Dec	Jul - Sep	Jan - Dec	Jan - Dec
	2013 (1)	2013	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total revenues	103,935	103,122	419,748	423,025
Vessel operating expenses	22,988	20,796	89,315	88,919
Voyage and commission expenses	7,039	5,747	19,498	11,476
Administrative expenses	6,612	6,612	25,717	24,935
Depreciation and amortization	28,092	25,487	101,940	88,335
Impairment of long-term asset	500	—	500	500
Other operating expense	—	—	—	27
Operating income	38,704	44,480	182,778	208,833
Interest income	645	695	3,244	2,153
Interest expense	(10,913)	(10,512)	(43,190)	(34,294)
Other financial items	6,440	(16,398)	35,661	(13,897)

(1) Q4 2013 RECONCILIATION OF GOLAR'S RESULTS TO GROUP-WIDE BASIS (including consolidation of Golar Partners)
		Golar Partners		(Including consolidation of Golar Partners)
	Oct - Dec	Complete	Consolidation	Oct - Dec
	2013	Basis (100%)	Adjustments	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total revenues	17,308	88,331	(1,704)	103,935
Vessel operating expenses	12,077	12,615	(1,704)	22,988
Voyage and commission expenses	5,748	1,291	—	7,039
Administrative expenses	5,032	1,580	—	6,612
Depreciation and amortization	10,552	18,186	(646)	28,092
Impairment of long-term asset	500	—	—	500
Amortization of deferred gain relating to Golar Maria	(127)	—	127	—
Operating (loss) income	(16,474)	54,659	519	38,704
Interest income	276	299	70	645
Interest expense	—	(10,843)	(70)	(10,913)
Other financial items	5,184	1,471	(215)	6,440

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar. Although Golar believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers and FSRUs; actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRUs to various ports; our inability to achieve successful utilization of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; the current turmoil in the global financial markets and deterioration thereof; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; our ability to timely complete our FSRU conversions; failure of shipyards to comply with delivery schedules on a timely basis and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Annual Report on Form 20-F and subsequent announcements and reports. Nothing contained in this press release shall constitute an offer of any securities for sale.

February 28, 2014
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda.

Questions should be directed to:
Golar Management Limited - +44 207 063 7900
Doug Arnell - Chief Executive Officer
Brian Tienzo - Chief Financial Officer
Stuart Buchanan - Investor Relations

Golar LNG Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2013	2013	2012	2013	2012
(in thousands of $)	Oct-Dec	Jul-Sep	Oct-Dec	Jan-Dec	Jan-Dec

Operating revenues	17,308	17,030	99,158	97,379	410,345

Vessel operating expenses	12,077	9,763	21,530	43,750	86,672
Voyage and commission expenses	5,748	5,011	2,703	14,259	9,853
Administrative expenses	5,032	5,592	6,907	20,503	25,013
Depreciation and amortization	10,552	8,648	20,742	36,871	85,524
Impairment of long-term assets	500	—	500	500	500
Total operating expenses	33,909	29,014	52,382	115,883	207,562

Gain on disposal of Golar Maria (includes amortization of deferred gain)	127	127	—	65,619	—
Other operating gains and losses	—	—	—	—	(27)

Operating (loss) income	(16,474)	(11,857)	46,776	47,115	202,756

Other non-operating income (expense)
Gain on loss of control	—	—	853,996	—	853,996
Dividend income	8,044	7,815	—	30,960	—
Gain on business acquisition	—	—	—	—	4,084
Other	67	(3,422)	—	(3,355)	(151)
Total other non-operating income	8,111	4,393	853,996	27,605	857,929

Financial income (expenses)
Interest income	276	1,298	1,272	3,549	2,819
Interest expense	—	—	(8,164)	—	(31,924)
Other financial items	5,184	(12,086)	(3,306)	38,219	(13,763)
Net financial income (expense)	5,460	(10,788)	(10,198)	41,768	(42,868)

(Loss) income before taxes and equity in net earnings of affiliates	(2,903)	(18,252)	890,574	116,488	1,017,817
Taxes	1,292	712	(1,798)	3,404	(2,765)
Equity in net earnings (losses) of affiliates	5,922	4,409	(1,027)	15,821	(609)

Net income (loss)	4,311	(13,131)	887,749	135,713	1,014,443
Less: Net income attributable to non-controlling interests	—	—	(11,765)	—	(43,140)

Net income (loss) attributable to Golar LNG Ltd	4,311	(13,131)	875,984	135,713	971,303

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2013	2013	2012	2013	2012
(in thousands of $)	Oct-Dec	Jul-Sep	Oct-Dec	Jan-Dec	Jan-Dec

Net income (loss)	4,311	(13,131)	887,749	135,713	1,014,443

Other comprehensive income:
Gain (loss) associated with pensions (net of tax)	5,078	—	(2,322)	5,078	(2,323)
Net gain (loss) on qualifying cash flow hedging instruments (1)	1,118	884	(1,308)	5,010	1,547
Net (loss) gain on investments in available-for-sale securities	(30,681)	(19,544)	5,911	1,885	5,911
Other comprehensive (loss) income	(24,485)	(18,660)	2,281	11,973	5,135
Comprehensive (loss) income	(20,174)	(31,791)	890,030	147,686	1,019,578

Comprehensive income attributable to:

Stockholders of Golar LNG Limited	(20,174)	(31,791)	880,260	147,686	978,532
Non-controlling interests	—	—	9,770	—	41,046
	(20,174)	(31,791)	890,030	147,686	1,019,578

(1) Includes share of net gain of $0.9million on qualifying cash flow hedging instrument held by an affiliate in 2013 (2012: $nil)

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	2013	2012
(in thousands of $)	Dec-31	Dec-31

ASSETS
Current
Cash and cash equivalents	125,347	424,714
Restricted cash	23,432	1,551
Other current assets	23,693	7,745
Amounts due from related parties	6,311	5,915
Total current assets	178,783	439,925
Non-current
Restricted cash	3,111	—
Investment in available-for-sale securities	267,352	353,034
Investment in affiliates	350,918	367,656
Cost method investments	204,172	198,524
Newbuildings	767,525	435,859
Vessels and equipment	811,715	573,615
Other long-term assets	78,732	10,833
Amounts due from related parties	—	34,953
Total assets	2,662,308	2,414,399

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt	30,784	14,400
Other current liabilities	53,027	68,622
Amounts due to related parties	363	4,037
Total current liabilities	84,174	87,059
Long-term
Long-term debt	636,244	490,506
Long-term debt due to related party	50,000	—
Other long-term liabilities	87,753	72,515

Equity
Stockholders' equity	1,804,137	1,764,319

Total liabilities and stockholders' equity	2,662,308	2,414,399

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2013	2013	2012	2013	2012
(in thousands of $)	Oct-Dec	Jul-Sep	Oct-Dec	Jan-Dec	Jan-Dec

OPERATING ACTIVITIES
Net income (loss)	4,311	(13,131)	887,749	135,713	1,014,443
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,552	8,648	20,742	36,871	85,524
Amortization of deferred tax benefits on intragroup transfers	(872)	(872)	(1,814)	(3,487)	(7,257)
Amortization of deferred charges and debt guarantee	611	444	545	1,120	1,900
Gain on disposal to Golar Partners (including amortization of deferred gain)	(127)	(127)	—	(65,619)	—
Equity in net (earnings) losses of affiliates	(5,922)	(4,409)	1,027	(15,821)	609
Dividend income from available-for-sale and cost investments recognized in operating income	(8,044)	(7,815)	—	(30,960)	—
Dividend received	16,879	16,029	—	64,198	125
Gain on loss of control	—	—	(853,996)	—	(853,996)
Drydocking expenditure	(4,013)	—	(186)	(4,248)	(20,939)
Stock-based compensation	84	84	90	500	1,357
Loss on disposal of fixed assets	—	—	—	—	151
Gain on business acquisition	—	—	—	—	(4,084)
Gain on disposal of high yield bond in Golar Partners	(841)	—	—	(841)	—
Loss on disposal of available-for-sale securities	754	—	—	754	—
Change in market value of derivatives	(12,522)	9,355	(8,747)	(55,776)	—
Other current and long-term assets	(2,054)	(4,428)	2,789	(18,970)	(5,177)
Other current and long-term liabilities	10,925	19,363	21,768	24,065	8,348
Interest element included in capital lease obligations	—	—	129	—	401
Net foreign exchange gain (loss)	27	(304)	6,844	(277)	11,905
Impairment of long-term assets	500	—	500	500	500
Net cash provided by operating activities	10,248	22,837	77,440	67,722	233,810

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS (CONTINUED)

	2013	2013	2012	2013	2012
(in thousands of $)	Oct-Dec	Jul-Sep	Oct-Dec	Jan-Dec	Jan-Dec

INVESTING ACTIVITIES
Additions to vessels and equipment	(221)	(171)	(6,493)	(802)	(97,228)
Additions to newbuildings	(346,790)	(88,064)	(88,422)	(733,353)	(245,759)
Short-term loan to third party	—	—	—	(11,960)	—
Repayment of short-term loan granted to third party	1,985	484	—	2,469	—
Short-term loan to Golar Partners	—	—	—	(20,000)	—
Repayment of short-term loan granted to Golar Partners	20,000	—	—	20,000	—
Investment in subsidiary, net of cash acquired	—	—	—	—	(19,438)
Cash effect of the deconsolidation of Golar Partners	—	—	(85,467)	—	(85,467)
Vendor refinancing granted to Golar Partners	—	—	155,000	—	155,000
Additions to investments	(3,029)	—	—	(18,049)	(173)
Proceeds from disposal of business to Golar Partners	2,410	—	—	119,927	—
Proceeds from disposal of fixed assets	—	—	—	—	40
Proceeds from disposal of available-for-sale securities	99,210	—	—	99,210	—
Proceeds from disposal of high yield bond in Golar Partners	34,483	—	—	34,483	—
Restricted cash and short-term investments	(9)	(26,534)	18,439	(24,992)	2,325
Net cash used in investing activities	(191,961)	(114,285)	(6,943)	(533,067)	(290,700)

FINANCING ACTIVITIES
Proceeds from debt	256,358	—	192,241	256,358	442,241
Proceeds from long-term debt from related parties	50,000	—	—	50,000	200,000
Repayments of obligations under capital leases	—	—	(1,610)	—	(6,288)
Repayments of long-term debt	(2,350)	(2,350)	(3,600)	(9,400)	(45,166)
Repayments of long-term debt due to related parties	—	—	—	—	(280,000)
Financing costs paid	(17,074)	(5,491)	(3,563)	(22,612)	(7,842)
Cash dividends paid	(36,264)	(36,233)	(68,426)	(108,976)	(175,904)
Non-controlling interest dividends	—	—	(10,159)	—	(32,082)
Proceeds from exercise of share options	341	114	890	608	2,613
Proceeds from issuance of equity in subsidiaries to non-controlling interests	—	—	129,980	—	317,119
Net cash provided by (used in) financing activities	251,011	(43,960)	235,753	165,978	414,691
Net increase (decrease) in cash and cash equivalents	69,298	(135,408)	306,250	(299,367)	357,801
Cash and cash equivalents at beginning of period	56,049	191,457	118,464	424,714	66,913
Cash and cash equivalents at end of period	125,347	56,049	424,714	125,347	424,714

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Additional Paid in Capital	Contributed Surplus (1)	Accumulated Other Comprehen-sive (loss) income	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non-Controlling Interest	Total Equity
Balance at December 31, 2011	80,237	398,383	200,000	(34,948)	34,093	677,765	78,055	755,820

Net income	—	—	—	—	971,303	971,303	43,140	1,014,443
Dividends	—	—	—	—	(154,769)	(154,769)	—	(154,769)
Share options charge	—	1,357	—	—	—	1,357	—	1,357
Exercise of share options	267	4,470	—	—	(2,124)	2,613	—	2,613
Issuance of convertible bonds	—	24,979	—	—	—	24,979	—	24,979
Non-controlling interest dividends	—	—	—	—	—	—	(32,082)	(32,082)
Other comprehensive income (loss)	—	—	—	7,229	—	7,229	(2,094)	5,135
Golar Partners Equity Issuances	—	50,753	—	—	—	50,753	266,366	317,119
Impact of transfer of Golar Grand to Golar Partners	—	88,319	—	—	—	88,319	(88,319)	—
Impact of transfer of NR Satu to Golar Partners	—	85,781	—	—	—	85,781	(85,781)	—
Deconsolidation of Golar Partners	—	—	—	8,989	—	8,989	(179,285)	(170,296)

Balance at December 31, 2012	80,504	654,042	200,000	(18,730)	848,503	1,764,319	—	1,764,319

Net income	—	—	—	—	135,713	135,713	—	135,713
Dividends	—	—	—	—	(108,976)	(108,976)	—	(108,976)
Share options charge	—	500	—	—	—	500	—	500
Exercise of share options	76	1,476	—	—	(944)	608	—	608
Other comprehensive income	—	—	—	11,973	—	11,973	—	11,973

Balance at December 31, 2013	80,580	656,018	200,000	(6,757)	874,296	1,804,137	—	1,804,137

Footnotes:

(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital thereby giving Golar greater flexibility when it comes to declaring dividends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: February 28, 2013	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial and Accounting Officer